UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 2054 9

                           AMENDED FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     Prime Equipment, Inc.
          (Name of Small Business Issuer in its charter)


Nevada                                              88-0412653
(State or other jurisdiction of         (I.R.S. employer
incorporation or organization)          identification
                                            number)


Vegas Commerce Center 1350 E. Flamingo Rd.
Suite 688 Las Vegas, NV                               89119
(Address of principal executive offices)            (Zip Code)

Issuer's Telephone Number:      (702) 595-4951
Prime Equipment Inc.
Airport Center Executive Suites, 2505 Chandler Avenue, Suite # 1,
Las Vegas, NV. 89120 , Tel. (702) 262 6061  Fax  (702) 262 6222
info@primeequipmentinc.com (mailto:info@primeequipmentinc.com)

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share


                        TABLE OF CONTENTS

                                                                   Page No.

Part I
     Item 1.  Description of Business                             3
     Item 2.  Management's Discussion and Analysis                5
     Item 3.  Description of Property                             8
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management                    8
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons                       8
     Item 6.  Executive Compensation                              9
     Item 7.  Certain Relationships and Related
              Transactions                                        9
     Item 8.  Description of Securities                           9

Part II
     Item 1.  Market for Common Equity and Related
              Stockholder Matters                                10
     Item 2.  Legal Proceedings                                  10
     Item 3.  Changes In and Disagreements with
              Accountants                                        11
     Item 4.  Recent Sales of Unregistered
              Securities                                         11
     Item 5.  Indemnification of Directors and
              Officers                                           11

Part F/S                                                         12

Part III
     Item 1.  Index to Exhibits                                  29
     Item 2.  Description of Exhibits                            29

Signatures                                                       29

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
- -------

Prime Equipment, Inc. (the "Company") is a Nevada company formed under the laws of the State of Nevada on December 18, 1998, originally to engage in the construction equipment and telecommunication equipment rental & sales business. Since its inception, the company has been establishing itself in the industry. The Company has sold equity shares to raise capital, planned and arranged for management, and has commenced corporate strategic planning regarding potential viable operations. The Company currently operates out of 2505 Chandler Avenue, Suite 1, Las Vegas, Nevada 89120.

     The Company is a development stage company, which does not currently have supply contracts and, therefore, does not have revenues from operations for the last two fiscal years.

Business of Issuer
- ------------------

The Company is engaged in the import and distribution of telecommunications equipment. It has signed a contract with DATICO S.P.A. (www.datico.it [http://www.datico.it]) of Italy for the exclusive right to import and distribute their manufactured telecommunications equipment to Internet Service Providers and end users in the North America.

The first product is a high-speed modem for DSL Internet connection, which allows the subscriber to surf at a speed of 1..5Mb to 4Mb. The Company is also looking at equipment for wireless internet, which would fill a market need in remote areas were DSL is not available.

With the implementation of broadband (fiber-optics) more and more services will be available on the internet. Looking to the future of the company, it is clear that the market will be the telecommunications equipment, to be utilized by end-users, carriers, ISP, TV and cable companies. High-speed ADSL modems will be in greater demand, as the speed will be crucial in determining future use. The Company will benefit from our association with Datico Spa whom, as a distributor for NOKIA products, as well as, manufacturing their own modems, can also use the latest technology from NOKIA to be implemented into their equipment.

The focus will be to use Datico's know-how to install private network into office building, hotels, banks etc., an integrated installed private network to provide broad-band connection to all tenants, with substantial saving over having to supply them individually (Appendix II).

Another product the Company is considering is Voice Over IP Telephone Sets that will change the way phones are used in the near future. Contact have be made with Circa Telecom (www.circa.ca) for distribution in Italy of Circa's telephone sets through Datico. Prime in this case will be the exporter.

Management continues to search for new equipment to be added to its current product list, which we believe will increase yearly.

The Company's products will be marketed over the Internet, through its web site www.primeequipmentinc.com [http://www.primeequipmentinc.com]. Management of the Company believes that there is a high demand for these type of products due to rapid increase demand for high speed internet service and specifically DSL connection.

The Company leases suitable office space in Las Vegas, Nevada to sell the products over the Internet. A copy of the lease is attached.

MARKETING

The Company intends to rely on the internet, trade shows to implement the Company's marketing objectives. The company also intends to utilize traditional distribution channels in each State, direct e-mail and Internet Service Providers to expand its contacts and client base. The Company has established a website at www.primeequipment.com [http://www.primeequipment.com].

The Company does not anticipate being dependent on one or a few major customers. The Company intends to supply DSL and telecom equipment through the use of a web site. Also, management of the Company expects that the posting of the web page on various search engines on the Internet will attract end user customers. However, there is no guarantee that the Company's web site will promote the growth of the Company. As of the date of this submission, the Company's President, Giovanni Iachelli, works full time for the Company, with the support of the secretary, Piero Dante Guglielmi and director Alex Martyiank

Other than development of its website, the Company has no intellectual property rights.

     The Company has no intellectual property rights.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements
- --------------------------

     This Registration Statement on Form 10-SB contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the ability to obtain medical supply contracts and the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate and develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements.
In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur.
The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

     The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

PLAN OF OPERATION

     The Company plans to engage in the sale of telecommunications equipment. Additional funding through private placement will be necessary to enable the Company to lease a suitable office warehouse facility in Las Vegas and to enable the Company to complete its Web Page and to secure contracts with suppliers and users.

The Company has enetered into an agreement with Datico, S.P.A., an Italian company, which has developed a range of minimodems, modem sharing and DSL modems. The Company has enetered into an exclusive agreement to sell these products in North America for two years. At the present time, the Company believes these products will generate significant sales, since they are adaptable for specific client needs. However, there can be no assurance that these products will reach the level of sales that will result in the Company generting a profit.

The Company plans on development of its web site sales by marketing through the use of mailers to potential customers, inviting them to visit the web site, learn about the Company's products, and purchase its products. The Company expects to contract with independent sales persons to assist in its marketing and sales efforts.

Because the Company's products involve adapting the modems to meet the needs of individual customers, by switching chips and modifying software in the modems that will be compatible with each customer's hardware, its expects to receive advance payments for larger orders. The suppliers of the Company can produce between 250 and 2,500 modems per week, depending on the modem ordered. The Company expects to be able to deliver specialized modems to customers within 10-15 days of the order placed and the deposit received. Because of this arrangement, the Company does not need to make large capital outlays for inventory to supply orders.


     The Company intends to raise adequate funds from interested local parties to provide adequate working capital of up to $2,250,000 for the next 12 months. This will be used to develop
Internet business, pay professionals and for advertising in the Yellow Pages and media and purchase the telecommunications equipment. No product research or development is considered necessary; no plant is required, but the Company expects to add employees over the next
12 months as additional orders increase.

Revenue
- -------

     The Company has not received revenues from operations during the two-year period preceding the filing of this form. The
Company has not yet achieved any revenue from operations to date.
Since the Company is still in the development stage, its expenses were nominal.

Liquidity
- ---------

     The Company will have to raise additional capital in the next twelve months. As of December 31, 1998, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon loans from management, proceeds from the sale of the Company's common and/or preferred stock through one or more private placements and future cash flow from operations. Since the Company is in its development stage and has not entered into any contracts or otherwise engaged in any activity that would generate revenue at this time, the Company does not currently have the revenue necessary to fund future operations of the Company. The Company has received a letter of intent to purchase the Company's products in the near future. The Company has received a line of credit from its President for $100,000, to assist the Company if cash flow from sales is insufficient to meet costs. If the Company is unable to obtain adequate funds from loans, the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone the planned business of the Company or the Company's ability to obtain Letters of Credit. The Company, under such circumstances, would resort to using cash flow for internal growth.

     The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services and satisfy indebtedness utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

     The plan of the Company is to raise more financing through loans and the sale of the Company's common and preferred stock to enable the Company to purchase equipment, hire employees and execute additional contracts with equipment manufacturers. An overall budget of $2,250,000 for the first year should achieve the Company's goals.

Potential Uncertainties
- -----------------------

     As the Company expects eventually to obtain equipment from overseas manufacturers and such expenditures are generated in foreign currencies, fluctuations in the value of currencies relative to the United States dollar could adversely affect the Company's profitability. Royalty payments, if any, paid by the Company relating to foreign licensing arrangements would be converted to U.S. dollars based on the exchange rate at the time of payment.

Year 2000 Compliance
- --------------------

     BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather then 2000.

     ASSESSMENT. All of the Company's equipment (small office electronics, computers, printers and copiers), as well as equipment it intends to sell are 100% Y2K compliant and fully functional at this time. Therefore, management does not anticipate any negative impact of the continuation of the Year 2000.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's principal executive and administrative offices are located in Nevada at of 2505 Chandler Avenue, Suite 1, Las Vegas,
Nevada 89120., in which it shares leased premises under a month-to-month agreement with an executive office center. The Company intends to stay at this premise until it gets economically viable or until the Company has made other plans or found suitable space. The Company rents on a per month basis, a shared office for economic reasons until the Company has adequate financing to develop its business. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any other real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     As of November 1, 2000, Giovanni Iachelli owned 25,000 shares of common stock, which was received as compensation for services performed to date.
No other officer or member of the Board of Directors owns any securities or the right to acquire any securities of the Company. Further, as of November 1, 2000, management of the Company is not aware of any person or group who owns 5% or more of the securities of the Company. However, it is anticipated that from time to time the Company will issue shares of stock to management or directors for services rendered, although there are no specific agreements at this time.

CHANGES IN CONTROL

     The Company has no arrangements which might result in a change in control of the Company. Company's management are expected to remain in their respective positions indefinitely. There are no agreements or understandings, verbal or written, in which any of the Company's management has or will agree to resign at the request of another person, nor are any of the officers or directors acting at the direction of another person. However, in the future the Company may consider strategic alliances with other companies that might provide additional products that would be sold by the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth the directors and executive officers of the Company, their ages, and all positions held with the Company.

Name                       Age     Positions
- ---------------------------------------------------------------

Giovanni Iachelli          53      President, Director
Alex Martyniak             36      Director
Piero Dante Guglielmi      35      Secretary

     Mr. Giovanni Iachelli has been the President and Director of the Company since January 1st 2000. Mr. Iachelli is a civil engineer and has been involved in huge construction contracts in the Middle East and telecommunications both in Europe and North America. From 1998-1999, he was the Merger and Acquisition Manager, Italian Market for Primus Telecom Corp UK, in London. From 1995 to 1998, he was President of North American Telephone Company in Vancouver. Mr. Iachelli held the position of Development Manager for Italian Market for UGN, Inc. in Carlson, CA from 1990 to 1995. From 1980 to 1990, he was Vice President of Export & Marketing in the Food & Wine sector of EAGLE sas in Vancouver.

 Mr. Alex Martyniak

Mr. Martyniak attended the University of Mining and Metallurgy in Kracow, Poland, from 1984 until 1987. He attended the British Columbia Institute of Technology from 1992 until 1993. He received a diploma in International Business from Langara College in Vancouver, British Columbia in 1998. Between 1984 and 1990, he was involved in various businesses in Poland and Italy, including Fiat, Fenici Import Export Company and Stecaro.
Between 1990 and the present he has been involved in various businesses in Vancouver, British Columbia, including Industry Canada and the Italian Chamber of Commerce, acting for the latter as Commercial Attache.

     Mr. Piero Dante Guglielmi

Mr. Guglielmi received training in international marketing from Simon Fraser University in Vancouver, British Columbia. Between 1989 and 1996, he was in charge of research and development corporate filing for North American Fire Guardian Technology, Inc. From 1996 until the present, he has been in charge of technical marketing and a director of North American Fire Guardian Technology, Inc.

     Currently there are no agreements or understanding for any officer or director to resign at the request of another person and that none of the officers or directors are acting on behalf of or will act at the direction of any other person.

ITEM 6. EXECUTIVE COMPENSATION

     There has been no executive compensation in any form to date with the exception of the issuance of 25,000 shares to Giovanni Iachelli for services rendered to date. It is anticipated that the officers and directors will receive compensation as sales of equipment are completed, including salaries and stock compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On November 1, 2000, Mr. Giovanni Iachelli received 25,000 for services rendered to date. With the exception of the shares issued to Mr. Iachelli, there have been no other material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities (of which there are none) is involved.

     The Company has no promoters other than its officers and directors. There have been no transactions which have benefited or will benefit its officers and directors either directly or indirectly, except for the issuance of stock to Giovanni Iachelli for services rendered.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

     The Company has 50,000,000 authorized shares of Common
Stock, $.001 par value per share, of which 4,046,000 shares were issued and outstanding as of November 11, 2000, and 24,000,000 shares of Preferred Stock, of which none have been issued. Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Holders of the Common Stock are not entitled to cumulative voting. The Common Stock has no redemption, preemptive or sinking fund rights.

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company is voluntarily filing this Registration
Statement on Form 10-SB to obtain listing on the OTC Bulletin
Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 4,021,000 shares of common stock which were issued as follows: 100,000 shares of common stock for cash pursuant to Section 4(2) of the Securities Act of 1933 in December 1998; 100,000 issued pursuant to
Section 4(2) of the Securities Act of 1933 on March 1999. On October 22, 1999, all of the existing shareholders surrendered their stock and the Company issued 4,000,000 shares of common stock to those shareholders, pursuant to a 20 for 1 forward split. No additional stock was sold at that time. On November 14, 1999 1,000 shares of restricted common stock was issued, and in December 17, 1999 20,000 shares on restricted common stock was issued, both pursuant to a Rule 504 private placements. The Company issued 25,000 shares of restricted common stock to Giovanni Iachelli on November 1, 2000, for services rendered.

STOCKHOLDERS

     The are 51 shareholders of record for the Company's common stock.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. The Company's sole officer and director is not an adverse party to the Company nor does he have a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants or disagreements on accounting and financial disclosure matters.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In December of 1998, the Company issued 100,000 shares of Common Stock for cash proceeds of $100 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. All of the investors were accredited investors, and all signed subscription agreements so attesting.
     In February of 1999, the Company issued 100,000 shares of Common Stock for cash proceeds of $10,000 pursuant to pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. All of the investors were accredited investors, and all signed subscription agreements so attesting.

     On October 22, 1999, the Company approved a forward stock split of 20 shares for each existing share, creating 3,800,000 common shares.

     On November 14, 1999, the Company issued 1,000 shares of
Common Stock for cash proceeds of $1,000 in a private transaction, pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933.

     On December 17, 1999, the Company issued 20,000 shares of
Common Stock for cash proceeds of $20,000 in a private transaction, pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933.

     All of the above issuance of securities were issued in reliance on Section 4(2) of the Securities Act of 1933, which provides an exemption from registration for transactions not involving any public offering.

ITEM 5.  INDEMNIFICATION 0F DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.

                            PART F/S

Financial Statements
- --------------------

The following financial statements are filed in this Part F/S of this Form 10-SB:

1.  Audited Financial Statements for the year ended
    December 31, 1999
2.  Audited Financial Statements for the year ended
    December 31, 1998.

3.  Interim Financial Statements for the period ended
     March 31, 2000

4.  Interim Financial Statements for the period ended
     June 30, 2000

5.  Interim Financial Statements for the period ended
     September 30, 2000

                       PRIME EQUIPMENT INC.

                  (FORMERLY PRIME EQUIPMENT CORP.)

                  (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

                        DECEMBER 31, 1999

                      TABLE OF CONTENTS



                                                     Page Number


INDEPENDENT ACCOUNTANT'S REPORT......................   1

FINANCIAL STATEMENT:

     Balance Sheet...................................   2

     Statement of Operations and Deficit
      Accumulated During the Development Stage.......   3

     Statement of Changes in Stockholders' Equity....   4

     Statement of Cash Flows.........................   5

     Notes to the Financial Statements...............   6

                 INDEPENDENT ACCOUNTANT'S REPORT


To the Board of Directors and Stockholders of Prime Equipment, Inc.
(Formerly Prime Equipment Corp.)
Las Vegas, Nevada

      I have audited the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of December 31, 1999 and December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from December 18, 1998 (date of inception) to December 31, 1999. These financial statements are the responsibility of Prime Equipment, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Prime Equipment, Inc. as of December 31, 1999 and the results of operations, cash flows and changes in stockholders' equity for the year then ended as well as the cumulative period from December 18, 1998 conformity with generally accepted accounting principles.


/s/ DAVID COFFEY
David Coffey C.P.A.
Las Vegas, Nevada
January 6, 2000

PRIME EQUIPMENT, INC.
(FORMERLY PRIME EQUIPMENT CORP.)
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

                                                      DEC. 31,       DEC. 31,
                                                       1999             1998
                                                      -------------  -------------
ASSETS

Cash                                                  $   20,041     $      100
Loan receivable                                           10,000              0
Interest receivable                                          617              0
                                                      -------------  -------------
   Total Assets                                       $   30,658     $      100
                                                      =============  =============


LIABILITIES & STOCKHOLDERS'
EQUITY

Accounts payable                                      $   29,800      $      400
                                                      -------------   -------------

   Total Liabilities                                      29,800             400


Stockholders' Equity
   Common stock, authorized
   74,000,000 shares
   at $.001 par value, issued
   and outstanding 4,021,000
   and 100,000 shares
   respectfully                                            4,021             100
   Additional paid-in capital                             21,329               0
   Deficit accumulated during the
   development stage                                     (24,492)           (400)
                                                      -------------     -------------
   Total Stockholders' Equity                                858            (300)


   Total Liabilities and
   Stockholders' Equity                               $   30,658        $    100
                                                      =============     =============

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(FORMERLY PRIME EQUIPMENT CORP.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE YEAR ENDED December 31, 1999
(With Cumulative Figures From Inception)

                                                                            From Inception,
                                                    January 1, 1999            Dec. 18, 1998
                                                    To Dec. 31, 1999        To Dec. 31, 1999
                                                ------------------------    -------------------------
Interest                                        $         617               $         617

Expenses
   Consulting                                          23,650                      23,650
   Office expenses                                         59                          59
   Organizational expense                                   0                         400
   Professional fees                                    1,000                       1,000
                                                ------------------------    -------------------------
Total expenses                                         24,709                      25,109

Net loss                                              (24,092)              $     (24,492)
                                                ========================    ====================

Retained earnings,
beginning of period                                      (400)
                                                ------------------------
Deficit accumulated
during the development
stage                                           $      (24,492)
                                                ========================

Earnings (loss) per share
   assuming dilution:
Net loss                                        $        (.00)              $       (.01)
                                                ========================   =====================

Weighted average shares
outstanding                                         3,668,500                   3,540,150
                                                ========================   =====================

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(FORMERLY PRIME EQUIPMENT CORP.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM December 18, 1998 (Date of Inception)
To December 31, 1999

                                                                                                Additional
                                          Common Stock          Paid-in
                                      Shares        Amount      Capital        Total
                                      -----------   ----------  ---------    -----------
Balance,
December 18, 1998                           ---     $     ---   $    ---     $      ---

Issuance of common
stock for cash
December of 1998                         100,000          100          0            100
Less net loss                                  0            0          0           (400)
                                       -----------   ---------- ---------    -----------

Balance,
December 31, 1998                        100,000         100           0           (300)

Issuance of common
stock for cash
March of 1999                            100,000         100       9,900         10,000

Stock split 20 to 1
October of 1999                        3,800,000       3,800      (3,800)             0

November of 1999                           1,000           1         999          1,000

December of 1999                          20,000          20      19,980         20,000
Less offering costs                            0           0      (5,750)        (5,750)
Less net loss                                  0           0           0        (24,092)
                                        -----------   ----------  ---------  -----------

Balance,
December 31, 1999                      4,021,000      $4,021      21,329    $      858
                                       ==================================================

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(FORMERLY PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 1999
(With Cumulative Figures From Inception)

                                                                            From Inception,
                                                 January 1, 1999            Dec. 18, 1998
                                                 To Dec. 31, 1999           To Dec. 31, 1999
                                                 ------------------------    -------------------------
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net Loss                                         $     (24,092)              $     (24,492)
Adjustments to reconcile
  net loss to cash used
  by operating activity
   Loan receivable                                     (10,000)                    (10,000)
   Interest receivable                                    (617)                       (617)
   Accounts payable                                     29,400                      29,800
                                                 ------------------------    -------------------------
     NET CASH PROVIDED BY OPERATING
         ACTIVITIES                                     (5,309)                     (5,309)

CASH FLOWS USED BY
INVESTING ACTIVITIES

     NET CASH USED BY
     INVESTING ACTIVITIES                                    0                          0

CASH FLOWS FROM FINANCING
ACTIVITIES
   Sale of common stock                                    121                        221
   Paid-in capital                                      30,879                     30,879
   Less offering costs                                  (5,750)                    (5,750)
                                                ------------------------    -------------------------
     NET CASH PROVIDED BY FINANCING
ACTIVITIES                                              25,250                     25,350

     NET INCREASE IN
        CASH                                            19,941              $      20,041
                                                =======================      ==============

CASH AT BEGINNING
OF PERIOD                                                  100
                                                ----------------------
     CASH AT END OF
     PERIOD                                      $      20,041
                                                ======================

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(FORMERLY PRIME EQUIPMENT CORP.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1999

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on December 18, 1998 under the laws of the state of Nevada. The business purpose of the Company is to start a chain of equipment rental services.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  SALE OF COMMON STOCK

        In March of 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share or $10,000, 1,000 shares of its common stock at $1.00 per share in November of 1999 and 20,000 shares of the common stock at $1.00 in December of 1999.

NOTE C  NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

        On October 28th, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares, 50,000,000 are common stock and 24,000,000 are preferred shares.

NOTE D  STOCK SPLIT

        On October 29, 1999, the Company approved a twenty to one stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were 4,000,000 shares of common stock outstanding.

NOTE E  EARNING (LOSS) PER SHARE

        Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

                      PRIME EQUIPMENT CORP.

                  (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

                        DECEMBER 31, 1998

                        TABLE OF CONTENTS




                                                     Page Number


INDEPENDENT ACCOUNTANT'S REPORT....................   1

FINANCIAL STATEMENT:

     Balance Sheet.................................   2

     Statement of Operations and Deficit
      Accumulated During the Development Stage.....   3

     Statement of Changes in Stockholders' Equity..   4

     Statement of Cash Flows.......................   5

     Notes to the Financial Statements.............   6

                 INDEPENDENT ACCOUNTANT'S REPORT



To the Board of Directors and Stockholders of Prime Equipment Corp.
Las Vegas, Nevada



      I have audited the accompanying balance sheet of Prime Equipment Corp. (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from December 18, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of Prime Equipment Corp.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Prime Equipment Corp. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.


/s/ DAVID COFFEY
David Coffey C.P.A.
Las Vegas, Nevada
November 22, 1999

PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998

ASSETS
Cash                                        $          100
                                            --------------
   Total Assets                             $          100
                                            ==============

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                            $          400
                                            --------------
   Total Liabilities                                   400

Stockholders' Equity
   Common stock, authorized 50,000,000 shares
   at $.001 par value, issued and outstanding
   100,000 shares                                      100
   Deficit accumulated during the
     development period                               (400)
                                            --------------
   Total Stockholders' Equity                         (300)

   Total Liabilities and
Stockholders' Equity                        $          100
                                            ===============

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR PERIOD ENDED FROM December 18, 1998
To December 31, 1998

Sales                                       $            0

Expenses
   Organizational expense                              400
                                             --------------
Total expenses                                         400


Net loss                                              (400)

Retained earnings,
beginning of period                                      0
                                             --------------

Deficit accumulated during
the development stage                       $         (400)
                                             ==============

Earnings (loss) per share
   assuming dilution:

Net loss                                    $        (.00)
                                             ==============

Weighted average shares outstanding 100,000
                                             ==============

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD From December 18, 1998 (Date of Inception)
To December 31, 1998

                                                                  Additional
                                             Common Stock          Paid-in
                                         Shares        Amount      Capital    Total
                                        -----------   ----------   ---------  ----------
Balance,
December 18, 1998                             ---     $      ---   $     ---  $     ---

Issuance of common
stock for cash                             100,000          100            0        100
Less net loss                                    0            0            0       (400)
                                        -----------   ----------   ---------  ----------

Balance,
December 31, 1998                          100,000    $     100    $       0  $    (300)
                                        ================================================

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
>From December 18, 1998
To December 31, 1998

CASH FLOWS USED BY OPERATING ACTIVITIES
   Net loss                               $      (400)
   Increase in accounts payable                   400
                                          --------------
     NET CASH PROVIDED BY
     OPERATING ACTIVITIES                           0

CASH FLOWS USED BY INVESTING ACTIVITIES
     NET CASH USED BY
     INVESTING ACTIVITIES                           0

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                           100
                                          --------------
     NET CASH PROVIDED BY
     FINANCING ACTIVITIES                         100

     NET INCREASE IN CASH                         100

CASH AT BEGINNING OF PERIOD                       ---
                                          --------------
     CASH AT END OF PERIOD                $       100
                                          ===============

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on December 18, 1998 under the laws of the state of Nevada. The business purpose of the Company is to start a chain of equipment rental services.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  SUBSEQUENT EVENTS

        In March of 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share or $10,000.

        On October 28th, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares, 50,000,000 are common stock and 24,000,000 are preferred shares.

        On October 29, 1999, the Company approved a twenty to one stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were 4,000,000 shares of common stock outstanding.

NOTE C  EARNINGS (LOSS) PER SHARE

        Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

                       PRIME EQUIPMENT, INC.

                  (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

               MARCH 31, 2000, AND MARCH 31, 1999

                      TABLE OF CONTENTS



                                                     Page Number


INDEPENDENT ACCOUNTANT'S REPORT....................   1

FINANCIAL STATEMENT:

     Balance Sheets................................   2

     Statement of Operations and Deficit
      Accumulated During the Development Stage.....   3

     Statement of Changes in Stockholders' Equity..   4

     Statements of Cash Flows......................   5

     Notes to the Financial Statements.............   6

                 INDEPENDENT ACCOUNTANT'S REPORT


To the Board of Directors and Stockholders of Prime Equipment, Inc.
Las Vegas, Nevada

      I have audited the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of March 31, 2000, and March 31, 1999 and the related statements of operations, cash flows and changes in stockholders' equity for the period from December 18, 1998 (date of inception) to March 31, 2000. These statements are the responsibility of Prime Equipment, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Prime Equipment, Inc. as of March 31, 2000, and March 31, 1999, and the results of operations, cash flows and changes in stockholders' equity for the periods then ended, as well as the cumulative period from December 18, 1998. in conformity with generally accepted accounting principles.


/s/ DAVID COFFEY
David Coffey C.P.A.
Las Vegas, Nevada
June 15, 2000

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

                                                            March 31,    March 31,
                                                             2000          1999
                                                           ----------    ----------
ASSETS

Cash                                                       $   4,041    $       71
Notes receivable                                              10,000        10,000
Interest receivable                                              817            15
                                                           ----------    ----------
   Total Assets                                            $  14,858    $   10,086
                                                           ==========    ==========


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                           $  13,800     $     400
                                                           ----------    ----------
   Total Liabilities                                          13,800           400
Stockholders' Equity
   Common stock, authorized 50,000,000 shares at $.001
   par value, issued and outstanding 4,021,000 shares
   and 200,000 shares, respectively, after giving effect
   to a 20:1 stock split effective October 22, 1999            4,021           200
   Preferred stock, authorized 24,000,000 shares at $.001
   par value, issued and outstanding 0 shares                      0             0
   Additional paid-in capital                                 21,329         9,900
   Deficit accumulated
during the development stage                                 (24,292)         (414)
                                                           ----------    ----------
   Total Stockholders' Equity                                  1,058         9,686


   Total Liabilities and Stockholders' Equity              $  14,858     $  10,086
                                                           ==========    ==========

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
(With Cumulative Figures From Inception)

                                                                                                    From Inception,
                                       Jan. 1, 2000, to    Jan. 1, 1999, to   Dec. 18, 1998, to
                                       Mar. 31, 2000       Mar. 31, 1999      Mar. 31, 2000
                                       -----------------   -----------------  -----------------
Income                                 $         200       $           15     $          817

Expenses
   Organizational expense                          0                    0                400
   Consulting                                      0                    0             23,650
   Office expenses                                 0                   29                 59
   Professional fees                               0                    0              1,000
                                       -----------------   -----------------  -----------------
Total expenses                                     0                   29             25,109
Net income (loss)                                200                  (14)    $      (24,292)
                                       ========================================================

Retained earnings,
beginning of period                          (24,492)                (400)
                                       -----------------   -----------------  -----------------
Deficit accumulated during the
development stage                      $     (24,292)      $         (414)
                                       ====================================

Earnings (loss) per share assuming dilution,
   after giving effect to a 20 for 1 stock
   split effective October 22, 1999
Net loss                               $       0.00        $         0.00     $       (0.01)
                                       ========================================================

Weighted average
shares outstanding                        4,021,000               133,333         3,630,313
                                       ========================================================

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM December 18, 1998 (Date of Inception) TO
MARCH 31, 2000

                                                             Additional
                                         Common Stock          Paid-in
                                     Shares        Amount      Capital        Total
                                   -----------   ----------  ----------     -----------
Balance,
December 18, 1998                       ---      $    ---    $     ---      $     ---

Issuance of common stock for cash
December, 1998                        100,000          100            0            100

Less net loss                               0            0            0           (400)
                                   -----------   ----------  ----------     -----------
Balance, December 31, 1998            100,000          100            0           (300)

Issuance of common stock for cash
March, 1999                           100,000          100        9,900         10,000

Stock split 20 for 1
October 22, 1999                    3,800,000        3,800       (3,800)             0

Issuance of common stock for cash
November, 1999                          1,000            1          999          1,000

Issuance of common stock for cash
December, 1999                         20,000           20       19,980         20,000

Less offering costs                         0            0       (5,750)        (5,750)

Less net loss                               0            0            0         (24,092)
                                   -----------   ----------  ----------     -----------
Balance, December 31, 1999          4,021,000        4,021       21,329             858

Net income (loss)                           0            0            0             200
                                   -----------   ----------  ----------     -----------
Balance, March 31, 2000             4,021,000   $    4,021   $   21,329     $     1,058
                                   =========== ============  ==========     ============

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(With Cumulative Figures From Inception)


                                                                                                               From Inception,
                                       Jan. 1, 2000, to    Jan. 1, 1999, to    Dec. 18, 1998, to
                                       Mar. 31, 2000       Mar. 31, 1999       Mar. 31, 2000
                                       -----------------   -----------------   -----------------
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net loss                               $         200       $        (14)       $       (24,292)
Non-cash items included in net loss                0                  0                      0
Adjustments to reconcile net loss to
  cash used by operating activity
   Note receivable                           (10,000)           (10,000)
   Interest receivable                          (200)               (15)                  (817)
   Accounts payable                          (16,000)                 0                 13,800
                                       -----------------   -----------------   -----------------
     NET CASH PROVIDED BY
     OPERATING ACTIVITIES                    (16,000)           (10,029)               (21,309)

CASH FLOWS USED BY
INVESTING ACTIVITIES                               0                  0                      0
                                       -----------------   -----------------   -----------------
     NET CASH USED BY
     INVESTING ACTIVITIES                          0                  0                      0


CASH FLOWS FROM FINANCING
ACTIVITIES
   Sale of common stock                           0                 100                  4,021
   Paid-in capital                                0               9,900                 27,079
   Less offering costs                            0                   0                 (5,750)
                                       -----------------   -----------------   -----------------
     NET CASH PROVIDED BY
     FINANCING ACTIVITIES                         0              10,000                 25,350
                                       -----------------   -----------------   -----------------
     NET INCREASE IN CASH                   (16,000)                (29)       $         4,041
                                       =========================================================

CASH AT BEGINNING OF
   PERIOD                                    20,041                  100
                                       -----------------   -----------------
     CASH AT END OF
     PERIOD                            $      4,041        $          71
                                       ======================================


The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2000, AND MARCH 31, 1999

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on December 18, 1998, under the laws of the state of Nevada. The business purpose of the Company is to start a chain of equipment rental services.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  SALE OF COMMON STOCK

        In March of 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share or $10,000, 1000 shares of its common stock at $1.00 per share in November of 1999 and 20,000 shares of the common stock at $1.00 in December of 1999.

NOTE C  NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

        On October 28, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares, 50,000,000 are common stock and 24,000,000 are preferred stock.

NOTE D  STOCK SPLIT

        On October 22, 1999, the Company approved a twenty to one stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were 4,000,000 shares of common stock outstanding.

NOTE E  EARNING (LOSS) PER SHARE

        Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

                       PRIME EQUIPMENT, INC.

                  (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

                JUNE 30, 2000, AND JUNE 30, 1999

                      TABLE OF CONTENTS




                                                     Page Number


INDEPENDENT ACCOUNTANT'S REPORT......................   1

FINANCIAL STATEMENT:

     Balance Sheets..................................   2

     Statement of Operations and Deficit
      Accumulated During the Development Stage.......   3

     Statement of Changes in Stockholders' Equity....   4

     Statements of Cash Flows........................   5
     Notes to the Financial Statements............... 6-7

                 INDEPENDENT ACCOUNTANT'S REPORT


To the Board of Directors and Stockholders of Prime Equipment, Inc.
Las Vegas, Nevada

      I have audited the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of June 30, 2000, and June 30, 1999 and the related statements of operations, cash flows and changes in stockholders' equity for the period from December 18, 1998 (date of inception) to June 30, 2000. These financial statements are the responsibility of Prime Equipment, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Prime Equipment, Inc. as of June 30, 2000, and June 30, 1999, and the results of operations, cash flows and changes in stockholders' equity for the periods then ended as well as the cumulative period from December 18, 1998. in conformity with generally accepted accounting principles.


/s/ DAVID COFFEY
David Coffey C.P.A.
Las Vegas, Nevada
July 20, 2000

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

                                           June 30,           June 30,
                                            2000                1999
                                           ----------        ----------
ASSETS

Cash                                       $   4,041         $     41
Notes receivable                              10,000           10,000
Interest receivable                            1,017              215
                                           ----------         ----------
   Total Assets                            $ 15,058         $ 10,256
                                           ==========        ==========


LIABILITIES & STOCKHOLDERS'
EQUITY

Accounts payable                           $ 13,800          $  400
Note payable                                 25,000               0
Interest payable                                 48               0
                                           ----------           ----------
   Total Liabilities                         38,848             400


Stockholders' Equity
   Common stock, authorized 50,000,000 shares at $.001
   par value, issued and outstanding 4,021,000 shares
   and 200,000 shares, respectively, after giving
   effect to a 20:1 stock split effective
   October 22, 1999                           4,021             200
   Preferred stock, authorized 24,000,000 shares at $.001
   par value, none issued or outstanding          0               0
   Additional paid-in capital                21,329           9,900
   Deficit accumulated during the development
   stage                                    (49,140)           (244)
                                           ----------          ----------
   Total Stockholders' Equity               (23,790)          9,856

   Total Liabilities and
   Stockholders' Equity                  $   15,058      $   10,256
                                           ==========      =============

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
(With Cumulative Figures From Inception)

                                                                                                        From Inception,
                                                  Jan. 1, 2000, to   Jan. 1, 1999, to    Dec. 18, 1998, to
                                                  June 30, 2000      June 30, 1999       June 30, 2000
                                                  -----------------   -----------------  -----------------
Interest                                          $            400    $            215   $         1,017

Expenses
   Organizational expense                                        0                   0               400
   Consulting                                               25,000                   0            48,650
   Office expenses                                               0                  59                59
   Professional fees                                             0                   0             1,000
   Interest expense                                             48                   0                48
                                                  -----------------   -----------------  -----------------
Total expenses                                              25,048                  59            50,157

Net income (loss)                                          (24,648)                156   $       (49,140)
                                                  =======================================================

Retained earnings,
beginning of period                                        (24,492)              (400)
                                                  -----------------   -----------------
Deficit accumulated during the
development stage                                 $        (49,140)   $          (244)
                                                  =================   =================
Earnings (loss) per share assuming dilution,
   after giving effect to a 20 for 1 stock
   split effective October 22, 1999
Net loss                                          $         (0.01)    $          0.00      $         (0.01)
                                                  =================   =================  ===================

Weighted average
shares outstanding                                      4,021,000             166,667            3,692,000
                                                  =================   =================  ===================

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM December 18, 1998 (Date of Inception) TO
JUNE 30, 2000

                                                                                                    Additional
                                              Common Stock          Paid-in
                                          Shares        Amount      Capital      Total
                                       -----------    ----------   ---------    -----------
Balance, December 18, 1998                   ---      $    ---     $   ---      $     ---

Issuance of common stock for cash
December, 1998                            100,000           100           0           100

Less net loss                                   0             0           0          (400)
                                       -----------    ----------   ---------    -----------
Balance, December 31, 1998                100,000           100           0          (300)

Issuance of common stock for cash
March, 1999                               100,000           100       9,900        10,000

Stock split 20 for 1 October 22, 1999   3,800,000         3,800      (3,800)            0

Issuance of common stock for cash
November, 1999                              1,000             1         999         1,000
Issuance of common stock for cash
December, 1999                             20,000            20      19,980        20,000

Less offering costs                             0             0      (5,750)       (5,750)

Less net loss                                   0             0           0        (24,092)
                                       -----------    ----------   ---------    -----------
Balance, December 31, 1999              4,021,000          4,021     21,329            858

Net income (loss)                               0                         0        (24,648)
                                       -----------    ----------   ---------    -----------
Balance, June 30, 2000                  4,021,000      $   4,021    $21,329      $ (23,790)
                                       ===========    ==========   =========    ===========

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(With Cumulative Figures From Inception)


                                                                                                         From Inception,
                                    Jan. 1, 2000, to   Jan. 1, 1999, to   Dec. 18, 1998, to
                                    June 30, 2000      June 30, 1999      June 30, 2000
                                    -----------------  -----------------  -----------------
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net income or (loss)                $     (24,648)     $          156     $     (49,140)
Non-cash items included in net loss             0                   0                 0
Adjustments to reconcile net loss to cash used
  by operating activity
   Note receivable                        (10,000)            (10,000)
   Interest receivable                       (400)               (215)           (1,017)
   Accounts payable                       (16,000)                  0            13,800
                                    -----------------  -----------------  -----------------
     NET CASH PROVIDED BY
     OPERATING ACTIVITIES                 (41,048)            (10,059)         (46,357)

CASH FLOWS USED BY
INVESTING ACTIVITIES                            0                  0                 0
                                    -----------------  -----------------  -----------------
     NET CASH USED BY
     INVESTING ACTIVITIES                       0                  0                 0


CASH FLOWS FROM FINANCING
ACTIVITIES
   Note payable                            25,000                  0            25,000
   Interest payable                            48                  0                48
   Sale of common stock                         0                100             4,021
   Paid-in capital                              0              9,900            27,079
   Less offering costs                          0                  0            (5,750)
                                    -----------------  -----------------  -----------------
     NET CASH PROVIDED BY
     FINANCING ACTIVITIES                  25,048             10,000            50,398
                                    -----------------  -----------------  -----------------

     NET INCREASE IN CASH                 (16,000)               (59)         $  4,041
                                    =======================================================

CASH AT BEGINNING
   OF PERIOD                               20,041                100
                                    -----------------  -----------------  -----------------
     CASH AT END OF
     PERIOD                            $    4,041       $         41
                                    =================  =================


The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2000, AND JUNE 30, 1999

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        The Company was incorporated on December 18, 1998, under the laws of the state of Nevada. The business purpose of the Company is to start a chain of equipment rental services.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  SALE OF COMMON STOCK

        In March of 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share or $10,000, 1000 shares of its common stock at $1.00 per share in November of 1999 and 20,000 shares of the common stock at $1.00 in December of 1999.

NOTE C  NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

        On October 28, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares, 50,000,000 are common stock and 24,000,000 are preferred stock.

NOTE D  STOCK SPLIT

        On October 22, 1999, the Company approved a twenty to one stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were 4,000,000 shares of common stock outstanding.

NOTE E  EARNING (LOSS) PER SHARE

        Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2000, AND JUNE 30, 1999
(continued)

NOTE F  NOTE PAYABLE

        On May 23, 2000, the Company received $25,000 cash disbursement on a Note maturing April 30, 2001 with simple annual interest at the rate of 10% per annum. The
        Note is unsecured. The proceeds were to be used to start a chain of equipment rental services.

NOTE G  SUBSEQUENT EVENTS

        On July 20, 2000, the Board of Directors approved a resolution to increase the authorized number of common shares from 50,000,000 to 500,000,000 and increase the number of preferred shares from 24,000,000 to 100,000,000. This resolution is subject to approval by the shareholders.

                     UNAUDITED FINANCIAL STATEMENTS



                   PRIME EQUIPMENT, INC.



                     ( A DEVELOPMENT STAGE COMPANY )



          SEPTEMBER 30, 2000, AND SEPTEMBER 30, 1999





               TABLE OF CONTENTS





                                                         Page Number

INDEPENDENT ACCOUNTANT'S REPORT  .. . .. ...............  1

FINANCIAL STATEMENT

    Balance Sheets    .       .   .. ...    ...  ....     2

    Statements of Operations and Deficit
        Accumulated During the Development Stage  ..... . 3

    Statement of Changes in Stockholders' Equity    ..    4

    Statements of Cash Flows              ..   ...        5

    Notes to the Financial Statements          .....    6-7

                 INDEPENDENT ACCOUNTANT'S REPORT





     To the Board of Directors and Stockholders of Prime Equipment, Inc.
     Las Vegas, Nevada

     I have reviewed the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of September 30, 2000, and
September 30, 1999, and the related statements of operations, cash flows, and changes in stockholders' equity for the three and nine month periods then ended, as well as the period from December 18, 1998 (date of inception)
to September 30, 2000.   These statements are the responsibility of
Prime Equipment, Inc.'s  management.

    I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, no such opinion is expressed.

     Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles established by the American Institute of Certified Public Accountants.

David Coffey, C. P. A.
Las Vegas, Nevada
November 15, 2000

PRIME EQUIPMENT, INC.
( A DEVELOPMENT STAGE COMPANY )
BALANCE SHEETS

                                                            September 30,            September 30,
                                                               2000                     1999
                                                          ------------------      ------------------
ASSETS

Cash                                                      $         3,604         $             41
Notes receivable                                                   10,000                   10,000
Interest receivable                                                 1,217                      417
                                                          ------------------      ------------------
               Total Assets                               $        14,821         $         10,458
                                                          ==================      ==================

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                          $       17,118          $            800
Note payable                                                      25,000                         0
Interest payable                                                     673                         0
Loans from stockholders                                            1,500                                0
                                                          ------------------      ------------------
               Total Liabilities                                  44,291                       800

Stockholders' Equity
          Common stock, authorized 500,000,000
          shares at $.001 par value, issued and
          outstanding 4,021,000 shares and
          200,000 shares, respectively, after
          giving effect to a 20:1 stock split effective
          October 22, 1999                                        4,021                        200
          Preferred stock, authorized 100,000,000
          shares at $.001 par value, none issued
          or outstanding                                              0                          0
          Additional paid-in capital                             21,329                      9,900
          Deficit accumulated during the
          development stage                                     (54,820)                      (442)
                                                          ------------------      ------------------

               Total Stockholders' Equity                       (29,470)                     9,658

  Total Liabilities and Stockholders' Equity              $      14,821             $       10,458
                                                          =================       ==================

          The accompanying notes are an integral part of these financial statements.

                         -  2  -

PRIME EQUIPMENT, INC.
( A DEVELOPMENT STAGE COMPANY )
STATEMENTS OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
(With Cumulative Figures From Inception)

                   Three months ended Sept. 30, Nine months ended Sept. 30,  From Inception,
                   -----------------------------------    ----------------------------------    Dec. 18, 1998, to
                        2000                1999                2000                1999          Sept. 30, 2000
                   ----------------    ----------------    ---------------     ---------------     ----------------
Income             $           200     $            202    $          600      $           417      $         1,217

Expenses
   Organizational expense        0                    0                 0                    0                  400
   Consulting                    0                  400            25,000                  400               48,650
   Office expenses               0                    0                 0                   59                   59
   Fees                        437                    0               437                    0                  437
   Professional fees         4,818                    0             4,818                    0                5,818
   Interest expense            625                    0               673                    0                  673
                   ----------------    ----------------    ---------------     ---------------     ----------------
Total expenses               5,880                  400            30,928                  459               56,037

Net income (loss)           (5,680)                (198)          (30,328)                 (42)     $       (54,820)
                                                                                                           =========
Retained earnings,
beginning of period        (49,140)                (244)          (24,492)                (400)
                   ----------------    ----------------    ---------------     ---------------     ----------------
Deficit accumulated during the development
stage                 $    (54,820)    $          (442)    $    (54,820)    $         (442)
                   ================    ================    ===============     ===============

Earnings ( loss ) per share
   assuming dilution, after giving
   effect to a 20 for 1 stock split
   effective October 22, 1999
Net loss            $         0.00     $          0.00     $     (0.01)     $         0.00           $        (0.01)
                   ================    ================    ===============     ===============
Weighted average shares
outstanding              4,021,000           4,021,000       4,021,000             166,667                3,736,864
                   ================    ================    ===============     ===============

The accompanying notes are an integral part of
     these financial statements.
                                                     - 3 -

PRIME EQUIPMENT, INC.
( A DEVELOPMENT STAGE COMPANY )
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM DECEMBER 18, 1998,  ( Date of Inception ) TO
SEPTEMBER 30, 2000

                                           Common Stock                  Additional        Total
                                     Shares             Amount           Paid-in
                                                                         Capital
                                  --------------      --------------     --------------    --------------
                                                      $                     $               $
Balance, December 18, 1998               ----                ----                  ----            ----

Issuance of common stock for cash
December, 1998                        100,000                  100                  0             100

Less net loss                               0                    0                  0            (400)
                                  --------------      --------------     --------------    --------------
Balance, December 31, 1998            100,000                  100                  0            (300)

Issuance of common stock for cash
March, 1999                           100,000                  100              9,900          10,000

Stock split 20 for 1
October 22, 1999                    3,800,000                3,800             (3,800)              0

Issuance of common stock for cash
November, 1999                          1,000                    1                999           1,000

Issuance of common stock for cash
December, 1999                         20,000                   20             19,980          20,000

Less offering costs                         0                    0             (5,750)         (5,750)

Less net loss                               0                    0                  0         (24,092)
                                  --------------      --------------     --------------    --------------
Balance, December 31, 1999          4,021,000                4,021             21,329             858

Net income (loss)                           0                    0                  0         (30,328)
                                  --------------      --------------     --------------    --------------
Balance, September 30, 2000         4,021,000        $       4,021       $     21,329      $  (29,470)
                                  ==============     ===============     ==============    ==============

The accompanying notes are an integral part of these financial statements
                         - 4 -

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(With Cumulative Figures From Inception )

                                  Three months ended Sept. 30,    Nine months ended Sept. 30,    From Inception,
                                  -----------------------------   ----------------------------   Dec. 18, 1998, to
                                  2000          1999              2000            1999           Sept. 30, 2000
                                  ----------    ---------------   -----------     -----------    ----------------
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net income or (loss)                 (5,680)            (198)     $  (30,328)     $      (42)    $    (54,820)
Non-cash items
  included in net loss                    0                0               0               0                0
Adjustments to reconcile net loss to
  cash used by operating activity
    Note receivable                       0                0               0          (10,000)        (10,000)
     Interest receivable               (200)            (202)           (600)            (417)         (1,217)
    Accounts payable                  3,318              400         (12,682)             400          17,118
     Loans from
       stockholders                   1,500                0           1,500                            1,500
                                  ----------    ---------------   -----------     -----------    ----------------
          NET CASH PROVIDED BY
          OPERATING
          ACTIVITIES                 (1,062)               0         (42,110)         (10,059)        (47,419)

CASH FLOWS USED BY
INVESTING
ACTIVITIES                                0                0               0                0               0
                                  ----------    ---------------   -----------     -----------    ----------------
           NET CASH USED BY
           INVESTING
           ACTIVITIES                     0                0               0                0               0

CASH FLOWS FROM FINANCING
ACTIVITIES
  Note payable                            0                0          25,000                0          25,000
   Interest payable                     625                0             673                0             673
   Sale of common stock                   0                0               0              100           4,021
   Paid-in capital                        0                0               0            9,900          27,079
   Less offering costs                    0                0               0                0          (5,750)
                                  ----------    ---------------   -----------     -----------    ----------------
           NET CASH PROVIDED BY
           FINANCING
           ACTIVITIES                   625                0          25,673           10,000          51,023
                                  ----------    ---------------   -----------     -----------    ----------------
           NET INCREASE
           IN CASH                     (437)               0         (16,437)             (59)   $      3,604
                                                                                                 ================
CASH AT BEGINNING
OF PERIOD                             4,041               41          20,041              100
                                  ----------    ---------------   -----------     -----------    ----------------
CASH AT END OF
PERIOD                                3,604               41      $    3,604      $        41
                                  -=========    ===============   ===========     ===========

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.
(A DEVELOPMENT STAGE COMPANY )
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2000, AND SEPTEMBER 30, 1999

NOTE A    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on December 18, 1998, under the laws of the State of Nevada. The business purpose of the Company is to start a chain of equipment rental services.

The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B    SALE OF COMMON STOCK

In March of 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share or $10,000, 1000 shares of its common stock at $1.00 per share in November of 1999 and 20,000 shares of its common stock at $1.00 in December of 1999.

NOTE C    NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

On October 28, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares, 50,000,000 are common stock and 24,000,000 are preferred stock.

On July 20, 2000, the Board of Directors approved a resolution to increase the authorized number of common shares from 50,000,000 to 500,000,000 and increase the number of preferred shares from 24,000,000 to 100,000,000.

NOTE D    STOCK SPLIT

On October 22, 1999, the Company approved a twenty to one stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were 4,000,000 shares of common stock outstanding.

NOTE E    EARNINGS (LOSS) PER SHARE

Basic EPS is determined using net income divided by the weighted average shares outstanding during the period.
                    - 6 -


PRIME EQUIPMENT, INC.
( A DEVELOPMENT STAGE COMPANY )
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2000, AND SEPTEMBER 30, 1999
(continued)

NOTE E    EARNINGS (LOSS) PER SHARE (continued)

Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE F    NOTE PAYABLE

On May 23, 2000, the Company received $25,000 cash disbursement on a Note maturing April 30, 2001 with simple annual interest at the rate of 10% per annum. The note is unsecured. The proceeds were to be used to start a chain of equipment rental services.

                           PART III

ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit
Number    Description
- -------   -----------------------------------------------------
3.0       Articles of Incorporation
3.1       Amended Articles of Incorporation
3.2       By-Laws
27.0      Financial Data Schedule


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Prime Equipment, Inc.,
                            (Registrant)

Date: __________            By: /s/ Giovanni Iachelli
                            --------------------------------
                            Giovanni Iachelli
                            President, CEO and duly
                            authorized officer